Exhibit 99.1

FOR IMMEDIATE RELEASE

PINNACLE CONTACTS:

Harold Carpenter (investment community)	Nikki Klemmer (news media)
(615) 744-3742	(615) 743-6132

https://www.pnfp.com

PINNACLE FINANCIAL PARTNERS ANNOUNCES AGREEMENT TO ACQUIRE MAGNA BANK IN MEMPHIS

Pinnacle expands to fourth and final urban Tennessee market

Immediately accretive to tangible book value and operating earnings in first 12 months

Webcast to begin at 8:30 a.m. CDT

April 29, 2015

Presentation and streaming audio: http://www.pnfp.com

Audio only: 1-877-602-7944

NASHVILLE and MEMPHIS, TN, April 28, 2015 – Pinnacle Financial Partners, Inc. (Nasdaq/NGS: PNFP) (“Pinnacle”) and Magna Bank (“Magna”) jointly announced today the signing of a definitive agreement for Pinnacle to acquire Magna via merger. The proposed merger of Magna with and into Pinnacle has been approved by each company’s Board of Directors and is expected to close early in the fourth quarter of 2015. Completion of the transaction is subject to satisfaction of customary closing conditions, including the receipt of required regulatory approvals and the approval of Magna’s shareholders.

Magna, which is headquartered in Memphis, TN, reported $595.0 million in total assets and $452.1 million in deposits as of March 31, 2015 and currently operates five banking offices in Shelby County: two in East Memphis, two in Germantown and one in Cordova. The company also operates mortgage lending offices in 14 locations in Memphis and Middle Tennessee. During the first quarter of 2015, Magna reported loan growth of $9.7 million, or 8.8 percent linked quarter annualized, and deposit growth of $15.4 million, or 13.7 percent linked quarter annualized.

Magna’s tangible equity approximated $9.86 per common share as of March 31, 2015, and the firm reported first quarter 2015 net income of approximately $1.4 million, which represented a growth rate of 33.0 percent over the first quarter of 2014. Magna’s return on average assets for the first quarter of 2015 was 1.01 percent, its net interest margin was 3.33 percent, and its noninterest income represented 37.3 percent of total revenues in the first quarter.

In early April Pinnacle announced a definitive agreement to acquire CapitalMark Bank & Trust in Chattanooga, TN. When the CapitalMark and Magna mergers close, the combined companies are projected to have total assets of more than $8.0 billion, with Pinnacle operating 42 offices in 13 Tennessee counties.

Kirk P. Bailey, Magna’s chairman, president and chief executive officer, will be named Memphis chairman for Pinnacle after the acquisition is consummated. He will serve on Pinnacle’s 11-member Senior Leadership Team and will report to Pinnacle’s president and chief executive officer, M. Terry Turner.

“We have focused on building a great place to work and competing by providing better service than the large regionals that have previously dominated this market,” Bailey said. “Given Pinnacle’s track record as being one of the top banks in the country to work for and their ability to better serve clients, they are an extraordinarily attractive partner for us.”

The combination of Pinnacle and Magna provides many opportunities to both companies’ shareholders, including:

•	Establishment of a strong footprint in all of the four major urban markets in Tennessee. In addition to providing Pinnacle with access to a new market, the firm’s locations in Middle and East Tennessee will enhance the service distribution for Magna clients.

•	Immediate accretion to Pinnacle’s tangible book value and operating earnings in the first 12 months. The merger will expand Pinnacle’s geographic reach, increase Magna’s lending capacity and realize cost savings that allow the combined companies to achieve a faster earnings growth rate.

•	Excellent credit quality from both institutions, which is the principal determinant of a bank’s ability to provide long-term shareholder value.

“We have long said that we plan to operate in each of Tennessee’s four urban markets. Memphis is the largest city and second-largest MSA in the state, and the Magna acquisition will complete our current geographic market expansion plans,” Pinnacle CEO Turner said. “We see ample opportunities in Memphis, where the competitive landscape is virtually identical to the markets where we historically have been successful—Nashville and Knoxville. This acquisition provides us an immediate footprint in Memphis from which to leverage our strategy of hiring the best bankers in the market and positions us to reach our goal of at least $2.5 billion in assets in the Memphis MSA.”

Under the terms of the merger agreement, Magna shareholders will have the right to elect to convert their outstanding shares of common stock into 0.3369 shares of Pinnacle’s common stock plus cash in lieu of any fractional shares, or into a cash payment equal to $14.32 per Magna share, or into a combination of 0.3369 shares of Pinnacle’s common stock and $14.32 in cash at a ratio of 75 percent stock and 25 percent cash. Because the maximum amount of stock and cash that Pinnacle will pay in the merger is capped at 75 percent and 25 percent, respectively, of Magna’s outstanding shares, those Magna shareholders that elect either all stock or all cash may automatically have their elections adjusted so that, in the aggregate, 75 percent of all Magna shares outstanding will be converted into shares of Pinnacle’s common stock and 25 percent will be converted into cash.

Magna’s 328,350 stock options will be fully vested upon consummation of the merger pursuant to Magna’s stock option plan. At closing, Magna’s outstanding unexercised stock options will be settled in cash for the difference between the option’s exercise price and $14.32. At the closing, Magna shareholders will own approximately 3.3 percent of the combined firm, assuming all of Magna’s options are cashed out.

The transaction is currently valued at approximately $83.4 million based on Pinnacle’s closing price on April 28, 2015, based on the issuance of approximately 1.325 million shares of PNFP common stock and $20.7 million in cash, in each case assuming none of the options are exercised prior to closing. Additionally, Pinnacle plans to redeem at closing the $18.35 million in Series C preferred stock issued by Magna in connection with its participation in the U.S. Treasury’s Small Business Lending Fund program.

Pinnacle expects its fully diluted earnings per share to be reduced in the fourth quarter of 2015 by less than 1.0 percent, while 2016 earnings should be increased by approximately 3.0 percent. Pinnacle’s tangible book value per share should increase as of the merger date.

Pinnacle, with 29 offices in eight Middle Tennessee counties and five offices in Knox County, reported total assets of $6.3 billion and total deposits of nearly $4.8 billion as of March 31, 2015.

Upon consummation of the merger, Magna director Thomas C. Farnsworth III of Farnsworth Holding Company in Memphis is expected to become a director of Pinnacle’s board. Additionally, Lisa Foley, an executive vice president and retail banking division manager at Magna, will manage Pinnacle’s client services group in Memphis and serve on the firm’s Leadership Team. B. Frank Stallworth, Magna’s executive vice president responsible for commercial and multifamily real estate lending, will serve as Pinnacle’s commercial real estate manager in Memphis and also will join Pinnacle’s Leadership Team. Lisa Reid, Magna’s executive vice president of residential mortgage in Memphis, will serve as Pinnacle’s mortgage manager in Memphis and will join the firm’s Leadership Team.

“Magna’s strong commercial real estate practice is particularly attractive to us as we work toward our goal of becoming the dominant CRE lender in the markets we serve,” Pinnacle Chairman Robert A. McCabe Jr. said. “Pinnacle’s expanded treasury management and wealth management services will be a significant opportunity to grow existing relationships with Magna’s commercial and affluent client base. We look forward to continuing Magna’s strong tradition of giving back to the community with a focus on providing affordable housing resources.”

Systems conversions are anticipated to be completed during the fourth quarter of 2015.

Sandler O’Neill + Partners, L.P. served as financial advisor to Pinnacle, and Bass, Berry & Sims PLC was Pinnacle’s legal advisor. Stephens Inc. and SunTrust Robinson Humphrey acted as financial advisors to Magna, and Wyatt Tarrant & Combs LLP was Magna’s legal advisor.

In connection with the proposed acquisition of Magna, Pinnacle will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Pinnacle common stock to be issued to the shareholders of Magna.

Pinnacle will host a webcast conference call to discuss the definitive agreement and other aspects of the business combination at 8:30 a.m. CDT on Wednesday, April 29, 2015. To access the call for audio only, please call 1-877-602-7944. For the presentation and streaming audio, please access the webcast on the investor relations page of Pinnacle’s website at www.pnfp.com.

For those unable to participate in the webcast, it will be archived on the investor relations page of Pinnacle’s website at www.pnfp.com for 90 days following the presentation.

About Pinnacle

Pinnacle Financial Partners provides a full range of banking, investment, trust, mortgage and insurance products and services designed for businesses and their owners and individuals interested in a comprehensive relationship with their financial institution.

The firm began operations in a single downtown Nashville location in October 2000 and has since grown to approximately $6.3 billion in assets at March 31, 2015. At March 31, 2015, Pinnacle is the second-largest bank holding company headquartered in Tennessee, with 29 offices in eight Middle Tennessee counties and five offices in Knoxville. Additionally, Great Place to Work® named Pinnacle one of the best workplaces in the United States on its 2014 Best Small & Medium Workplaces list published in FORTUNE magazine. The American Banker also recognized Pinnacle as the second best bank to work for in the country.

Additional information concerning Pinnacle, which is included in the NASDAQ Financial-100 Index, can be accessed at www.pnfp.com.

About Magna

Magna Bank is a vibrant community bank based in Memphis with a vision of becoming the dominant community bank in the area. Magna is a leader among locally owned banks in Memphis in residential and commercial mortgage lending, small business lending and private banking. Magna offers a full array of banking services and prides itself in being large enough to serve its customers’ needs, yet small enough to offer the best customer service available. For more information, please visit: www.magnabank.com.

Additional Information and Where to Find It

In connection with the proposed merger, Pinnacle Financial Partners, Inc. (“Pinnacle”) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) to register the shares of Pinnacle common stock that will be issued to Magna Bank’s shareholders in connection with the transaction. The registration statement will include a proxy statement/prospectus (that will be delivered to Magna Bank’s shareholders in connection with their required approval of the proposed merger) and other relevant materials in connection with the proposed merger transaction involving Pinnacle Bank and Magna Bank (“Magna”).

INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, MAGNA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 150 3rd Avenue South, Suite 980, Nashville, TN 37201, Attention: Investor Relations (615) 744-3742 or Magna Bank, 6525 Quail Hollow Road, Suite 513, Memphis, TN 38120 Attention: Shareholder Services (901) 259-5600.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Forward-Looking Statements

All statements, other than statements of historical fact included in this release, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits to Pinnacle of the proposed merger transaction, Pinnacle’s future financial and operating results (including the anticipated impact of the merger on Pinnacle’s earnings and tangible book value) and Pinnacle’s plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customers, suppliers or employee relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies’ businesses, (5) the failure of Magna’s shareholders to approve the merger, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability to obtain required governmental approvals of the proposed terms of the merger, (8) reputational risk and the reaction of the parties’ customers to the proposed merger, (9) the failure of the closing conditions to be satisfied, (10) the risk that the integration of Magna’s operations with Pinnacle’s will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Pinnacle’s issuance of additional shares of its common stock in the merger and (13) general competitive, economic, politics of and market conditions. Additional factors which could affect the forward looking statements can be found in Pinnacle’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with or furnished to the SEC and available on the SEC’s website at http://www.sec.gov. Pinnacle and Magna disclaim any obligation to update or revise any forward-looking statements contained in this release which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

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Pinnacle Financial Partners and Magna Bank

Merger Fact Sheet

April 28, 2015

Anticipated Size at Closing (Projected for early fourth quarter 2015)

•	More than $8 billion in assets

•	Pinnacle – $6.3 billion (as of March 31, 2015)

•	CapitalMark – $968 million (as of March 31, 2015)

•	Magna Bank – $595 million (as of March 31, 2015)

•	Second-largest bank holding company headquartered in Tennessee

•	Fourth-largest market share in the Nashville-Davidson-Murfreesboro MSA

•	Fourth-largest market share in Chattanooga MSA

•	Sixth-largest market share in Knoxville MSA

•	12th-largest market share in Memphis MSA

Current Offices

•	Pinnacle: 34

•	CapitalMark: 4

•	Magna: 5

County	Pinnacle	CapitalMark	Magna
Anderson		1
Bedford	1
Bradley		1
Cheatham	1
Davidson	9
Dickson	1
Hamilton		1
Knox	5	1*
Rutherford	8
Shelby			5
Sumner	1
Wilson	4
Williamson	4

*	CapitalMark’s downtown Knoxville office will be consolidated with nearby Pinnacle locations in Knox County.

Number of Associates at March 31, 2015

•	Pinnacle: 800

•	CapitalMark: 114

•	Magna: 153

Map of Combined Footprint

Trading Symbols

•	Pinnacle: PNFP (Nasdaq/NGS)

•	CapitalMark: N/A

•	Magna: N/A

Websites

•	Pinnacle: http://www.pnfp.com

•	CapitalMark: http://www.capitalmark.com

•	Magna: http://www.magnabank.com